UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       Date of Report: September 30, 1999


                               IWI HOLDING LIMITED
                             -----------------------
                                (Name of Issuer)


    Oakmont Centre, 1010 Executive Court, Suite 300, Westmont, Illinois 60559
   ---------------------------------------------------------------------------
                               (Address of Issuer)

        Registrant's telephone number, including area code: 630-887-2388

           BVI                            0-25108                      None
--------------------------------  --------------------------   -----------------
(State or other jurisdiction      (Commission File Number)     (I.R.S. Employer
of incorporation or organization)                         Identification Number)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.)

      Form 20-F    X             Form 40-F
                -------                   -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)

      Yes                         No     X
          ------                     ---------

     (If "Yes" is marked, indicate below whether the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .
                                                 --------

                               IWI HOLDING LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)



                                                      Three Months Ended                     Six Months Ended
                                                            June 30                              June 30
                                               --------------------------------  -------------------------------
                                                    1999             1998                1999              1998
                                               --------------   ---------------  --------------    --------------

Net Sales                                       $      2,886    $      5,242      $      5,705      $      9,929
Cost of Sales                                          2,003           3,893             4,024             7,482
                                               -------------- ---------------    --------------    --------------
      Gross Profit (Loss)                                883           1,349             1,681             2,447

Selling, general and administrative expenses           1,071           1,799             2,149             3,469
                                               -------------- ---------------    --------------    --------------
      Loss from Operations                             (188)           (450)             (468)           (1,022)
Interest Expense                                          38             135                79               261
                                               -------------- ---------------    --------------    --------------
     Loss before Income Taxes                          (226)           (585)             (547)           (1,283)
Income taxes (benefit)                                     -               1                 -              (21)
                                               -------------- ---------------    --------------    --------------
    Net Loss                                    $      (226)   $       (586)     $       (547)      $    (1,262)
                                               ============== ===============    ==============    ==============
Net Loss per Common Share                       $     (0.09)   $      (0.23)     $      (0.21)     $      (0.49)
                                               ============== ===============    ==============    ==============
Weighted Average Number of
    Common Shares Outstanding                      2,554,700       2,554,700         2,554,700         2,554,700
                                               ============== ===============    ==============    ==============

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)



                                                                 (Unaudited)
                                                                   June 30            December 31
                                                             -------------------    -----------------
                                                                     1999                 1998
                                                             -------------------    -----------------

ASSETS
Current Assets
  Cash                                                          $       50           $         82
  Accounts Receivable, Less Allowances for Doubtful
Accounts of $297 in 1999 and $280 in 1998                              898                  1,749
  Inventories                                                        3,704                  3,686
  Prepaid Expenses                                                     134                    107
                                                             --------------        ---------------
Total Current Assets                                                 4,786                  5,624
                                                             --------------        ---------------
Property and Equipment                                               2,842                  2,623
   Less Accumulated Depreciation                                   (1,836)                (1,678)
                                                             --------------        ---------------
Property and Equipment - Net                                         1,006                    945
                                                             --------------        ---------------
Total Assets                                                    $    5,792          $       6,569
                                                             ==============        ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Line of Credit                                                $    1,269          $       1,217
  Notes Payable                                                         75                    125
  Accounts Payable, Trade                                            1,317                  1,655
  Accounts Payable to Affiliated Company                             1,546                  1,423
  Accrued Liabilities                                                  717                    734
                                                             --------------        ---------------
Total Current Liabilities                                            4,924                  5,154
                                                             --------------        ---------------
Shareholders: Equity:
  Preferred Stock, $1 Par Value; 5,000,000 Shares
  Authorized; 3,644,880 Shares Issued and Outstanding                3,645                  3,645
  Common Stock, No Par Value; 10,000,000 Shares
Authorized; 2,554,700 Shares Issued and Outstanding
  Additional Paid in Capital                                        12,466                 12,446
  Retained Earnings                                               (15,223)               (14,676)
                                                             --------------        ---------------
  Total Shareholders' Equity                                           868                  1,415
                                                             --------------        ---------------
Total Liabilities and Shareholders' Equity                      $    5,792          $       6,569
                                                             ==============        ===============

                                IWI HOLDING LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)
                                   (Unaudited)


                                                                          Six Months              Twelve Months
                                                                             Ended                    Ended
                                                                            6/30/99                  12/31/98
                                                                     ----------------------    -----------------

Cash Flows From Operating Activities:
Net Loss                                                                  $    (547)          $       (2,709)
    Adjustments to reconcile net income loss to net
    cash used on operating activities:
         Depreciation and amortization                                          158                      252
         Loss on sale of assets                                                   -                        7
         Provision for doubtful accounts                                         48                      177
         (Gain) loss on assets held for disposal                                  -                     (110)
         Changes in operating assets and liabilities:
                 Accounts receivable                                            803                    1,432
                 Accounts receivable from affiliated companies                    -                        -
                 Inventories                                                    (18)                   2,340
                 Prepaid expenses                                               (27)                      38
                 Accounts payable trade                                        (338)                    (512)
                 Accounts payable to affiliated companies                       123                      187
                 Accrued liabilities                                            (17)                    (174)
                                                                     ----------------         ----------------
Net cash provided (used in) operating activities:                               185                      928
                                                                     ----------------         ----------------
Investing activities:
    Purchases of property and equipment                                        (219)                     (11)
    Proceeds from sale of equipment                                               -                        5
    Proceeds from sale of assets held for disposal                                -                      500
                                                                     ----------------         ----------------
Net cash generated (used in) investing activities                              (219)                     494
                                                                     ----------------         ----------------
Cash Flows from Financing Activities
    Borrowings from notes payable to employees                                  (50)                     125
    Proceeds from (payments on) lines of credit, net                             52                   (1,503)
    Payments on notes payable to shareholders and
    payable to affiliates                                                         -                        -
    Repurchase of common stock                                                    -                        -
                                                                     ----------------         ----------------
Net cash provided by (used in) financing activities                               2                   (1,378)
                                                                     ----------------         ----------------
Net increase (decrease) in cash                                                 (32)                      44
Cash at beginning of year/period                                                 82                       38
                                                                     ----------------         ----------------
Cash at End of Period                                                     $      50           $           82
                                                                     ================         ================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Basis of Presentation

The unaudited condensed consolidated financial statements of IWI Holding Limited have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the requirements for reportin on Form 6-K. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods. Results show for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company Form 20-F for the fiscal year ended December 31, 1998.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      IWI HOLDING LIMITED


                                        /s/ Joseph K. Lau
                                      -------------------------------------
                                      Joseph K. Lau
                                      President and Chief Executive Officer



Date: September 29, 1999